SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP    FIRM/AFFILIATE
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                                 www.skadden.com                   PALO ALTO
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                                  June 23, 2010                   WILMINGTON
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Ms. Kimberly A. Browning                                           SINGAPORE
Securities and Exchange Commission                                  SYDNEY
100 F Street, NE
Washington, DC 20549

                    RE: Guggenheim Enhanced Equity Income Fund (formerly Old/Mutual Claymore Long-Short Fund) (811-21681) Proxy Statement
                         ------------------------------------------------

Dear Ms. Browning:

     Enclosed for filing as EDGAR Correspondence are selected pages from the Proxy Statement of Guggenheim Enhanced Equity Income Fund (formerly Old/Mutual Claymore Long-Short Fund) (the "Fund") which reflect revisions made to the Proxy Statement in response to your telephonic comments received June 18, 2010 regarding the Preliminary Proxy Statement of the Fund, filed with the Securities and Exchange Commission (the "Commission") on June 2, 2010 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the General Rules and Regulations of the Commission promulgated thereunder (the "General Rules and Regulations").

     Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0570 or Kevin Hardy at (312) 407-0641.

                                                              Sincerely,

                                                              /s/ Thomas A. Hale

                                                              Thomas A. Hale

Enclosures

PROPOSAL 1: APPROVAL OF NEW SUB-ADVISORY AGREEMENT

INTRODUCTION

          Following the deliberations and considerations described below, on April 20, 2010 the Board approved the termination of the Analytic Sub-Advisory Agreement and the Adviser provided notice to Analytic of such termination, effective as of the close of business on June 21, 2010. The Board approved the Interim Investment Sub-Advisory Agreement among the Fund, the Adviser and GPAM, which was entered into and become effective on June 21, 2010, upon the termination of the Analytic Sub-Advisory Agreement. Pursuant to the Interim Sub-Advisory Agreement, GPAM serves as the Fund's investment sub-adviser on an interim basis and is responsible for the day-to-day management of the Fund. Pursuant to Rule 15a-4 under the 1940 Act, GPAM may act as investment sub-adviser pursuant to the Interim Sub-Advisory Agreement for up to 150 days from the termination of the Analytic Sub-Advisory Agreement, pending shareholder approval of the New Sub-Advisory Agreement among the Fund, Claymore and GPAM. Therefore, in order for GPAM to continue to act as investment sub-adviser to the Fund beyond October 19, 2010, the New Sub-Advisory Agreement must be approved by shareholders of the Fund.

          In connection with the retention of GPAM as investment sub-adviser, the name of the Fund changed to "Guggenheim Enhanced Equity Income Fund" effective as of the close of business on June 21, 2010. At such time, the Fund's NYSE ticker symbol changed to "GPM" and the Fund's CUSIP also changed.

ABOUT GPAM

          GPAM, a wholly-owned subsidiary of Guggenheim Partners, LLC ("Guggenheim"), is an investment manager specializing in innovative investment strategies that aim to add alpha relative to benchmarks in both up and down markets. GPAM's investment philosophy is predicated upon the belief that thorough research and independent thought are rewarded with performance that has the potential to outperform benchmark indexes with both lower volatility and lower correlation of returns over time as compared to such benchmark indexes. GPAM manages more than $29 billion in investments for a mix of individuals, family offices, endowments, foundations, insurance companies and other institutions. Claymore is also a wholly-owned subsidiary of Guggenheim and is an affiliate of GPAM.

          Guggenheim is a diversified financial services firm with wealth management, capital markets, investment management and proprietary investing businesses, whose clients are a mix of individuals, family offices, endowments, foundations, insurance companies and other institutions that have entrusted Guggenheim with the supervision of more than $100 billion of assets.

INVESTMENT STRATEGY

          Pursuant to the Interim Sub-Advisory Agreement, GPAM is responsible for the management of the Fund's portfolio, subject to the supervision of the Adviser and the Board. The Fund continues to seek its primary investment objective

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of seeking a high level of current income and gains with a secondary objective of long-term capital appreciation. The Fund's investment strategy under its previous investment sub-adviser sought to achieve its investment objective through a long-short strategy and an opportunistic covered call writing strategy. GPAM seeks to achieve the Fund's investment objective by obtaining broadly diversified exposure to the equity markets and utilizing a covered call strategy which follows GPAM's proprietary dynamic rules-based methodology to seek to utilize efficiencies from the tax characteristics of the Fund's portfolio. Under GPAM's management, selling securities short is no longer a principal investment strategy of the Fund.

          The Fund may seek to obtain exposure to equity markets through investments in exchange-traded funds or other investment funds that track equity market indices, through investments in individual common stocks and other equity securities and/or through derivative instruments that replicate the economic characteristics of exposure to equity securities or markets. In current market conditions, GPAM initially expects to seek to obtain exposure to equity markets by investing primarily in one or more exchange-traded funds. The Fund has the ability to write call options on indices and/or securities which will typically be at- or out-of-the money. GPAM's strategy typically targets one-month options, although options of any strike price or maturity may be utilized. The Fund seeks to earn income and gains both from dividends paid on securities owned by the Fund and cash premiums received from selling options. Although the Fund will receive premiums from the options written, by writing a covered call option, the Fund forgoes any potential increase in value of the underlying securities above the strike price specified in an option contract through the expiration date of the option. To the extent GPAM's strategy seeks to achieve broad equity exposure through a portfolio of common stocks, the Fund would hold a diversified portfolio of stocks, whereas to the extent GPAM's equity exposure strategy is implemented through investment in one or more broad-based equity exchange-traded funds and other investment funds or instruments, the Fund's portfolio may comprise fewer holdings. The Fund will ordinarily focus its investments in securities of U.S. issuers but may invest in or seek exposure to foreign issuers, including through investments in American Depositary Receipts ("ADRs"). The Fund may invest in or seek exposure to equity securities of issuers of any market capitalization.

          In connection with the implementation of GPAM's strategy, the Fund intends to utilize financial leverage. The goal of the use of financial leverage is to enhance shareholder value, consistent with the Fund's investment objective, and provide superior risk-adjusted returns. The Fund may utilize financial leverage up to the limits imposed by the 1940 Act. The 1940 Act generally limits the extent to which the Fund may utilize senior securities representing indebtedness to 33 1/3% of the Fund's total assets at the time utilized. Also, under the 1940 Act, the Fund is not permitted to issue preferred shares unless immediately after such issuance the liquidation value of such preferred shares plus the aggregate amount of senior securities representing indebtedness does not exceed 50% of the Fund's total assets. The Fund's use of financial leverage is intended to be flexible in nature and will be monitored and adjusted, as appropriate, on an ongoing basis by Claymore and GPAM. Under current market conditions, the Fund initially intends to utilize financial leverage in an amount not to exceed 30% of the Fund's total assets (including the proceeds of such financial leverage) at the time utilized. The Fund expects to employ financial leverage through the issuance of senior securities represented by indebtedness, including through bank borrowing by the Fund or issuance by the Fund of notes, commercial paper or other forms of debt.

          In addition, the Fund may engage in certain portfolio transactions, including reverse repurchase agreements, total return swaps, other swaps and other derivative instruments that have characteristics similar to senior securities. Reverse repurchase agreements are transactions, which may have the economic effect of financial leverage, in which the Fund sells portfolio securities to financial institutions such as banks and broker-dealers and agrees to repurchase them at a particular date and price. To the extent the terms of such transactions obligate the Fund to make payments, the Fund will "segregate" liquid securities or cash in a separate account with the custodian of the Fund to collateralize the positions in an amount at least equal to the current value of the amount then payable by the Fund under the terms of such transactions. As a result of such segregation or cover, the Fund does not intend to treat its obligations under such transactions as senior securities representing indebtedness for purposes of the 1940 Act, in accordance with releases and interpretive letters issued by the Securities and Exchange Commission (the "SEC"), or include such transactions in calculating the aggregate amount of the Fund's financial leverage.

          The Fund may use a variety of derivative instruments (including both long and short positions), including options and futures contracts, options on futures contracts, forward contracts and swap, cap, floor or collar agreements. The Fund may also purchase and sell forward contracts on foreign currencies. The Fund may enter into derivatives transactions for hedging or risk management purposes or as part of its investment strategies, including to gain exposure to equity and other securities in which the Fund may invest and/or for speculative purposes. Generally, derivatives are financial contracts whose value depends upon, or is derived from, the value of any underlying asset, reference rate or index, and may relate to, among others, individual securities, interest rates, currencies and related indexes. In addition, derivative transactions may include new techniques, instruments or strategies that are developed or permitted as regulatory changes occur. The Fund's use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investment directly in securities and other more traditional investments.

          In addition to the change in the Fund's investment strategy discussed above, the Fund adopted the following non-fundamental investment policy: Under normal market conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities. If this policy is changed, the Fund will provide shareholders at least 60 days' notice before implementation of the change. Investments in exchange-traded funds and other investment funds which invest at least 80% of their assets in equity securities or have investment objectives or strategies of tracking equity market indices will be included as investments in equity securities for the purpose of this policy. Investments in derivative instruments with economic characteristics similar to equity securities or equity market indices will be included as investments in equity securities for purposes of this policy.

PRINCIPAL RISKS ASSOCIATED WITH THE FUND'S INVESTMENT STRATEGY

          Equity Securities and Related Market Risk. The market price of common stocks and other equity securities may go up or down, sometimes rapidly or unpredictably. Equity securities may decline in value due to factors affecting equity securities markets generally, particular industries represented in those markets or the issuer itself. The values of equity securities may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. The value of equity securities may also decline for a number of other reasons which directly relate to the issuer, such as management performance, financial leverage, the issuer's historical and prospective earnings, the value of its assets and reduced demand for its goods and services. Equity securities generally have greater price volatility than bonds and other debt securities.

          Other Investment Companies Risk. The Fund may invest in securities of other open-or closed-end investment companies, including ETFs. As a stockholder in an investment company, the Fund will bear its ratable share of that investment company's expenses, and would remain subject to payment of the Fund's investment management fees with respect to the assets so invested. Shareholders would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. In addition, these other investment companies may utilize financial leverage, in which case an investment would subject the Fund to additional risks associated with leverage.

          Options Risk. There are various risks associated with the Fund's covered call option strategy. The purchaser of an index option written by the Fund has the right to any appreciation in the cash value of the index over the strike price on the expiration date. Therefore, as the writer of an index call option, the Fund forgoes the opportunity to profit from increases in the index over the strike price of the option. However, the Fund has retained the risk of loss (net of premiums received) should the price of the Fund's portfolio securities decline. Similarly, as the writer of a call option on an individual security held in the Fund's portfolio, the Fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call but has retained the risk of loss (net of premiums received) should the price of the underlying security decline.

          The value of options written by the Fund, which will be priced daily, will be affected by, among other factors, changes in the value of underlying securities (including those comprising an index), changes in the dividend rates of underlying securities, changes in interest rates, changes in the actual or perceived volatility of the stock market and underlying securities and the remaining time to an option's expiration. The value of an option also may be adversely affected if the market for the option is reduced or becomes less liquid.

          There are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events. In the case of index options, Analytic will attempt to maintain for the Fund written call options positions on equity indexes whose price movements, taken in the aggregate, are closely correlated with the price movements of common stocks and other securities held in the Fund's equity portfolio. However, this strategy involves significant risk that the changes in value of the indexes underlying the Fund's written call options positions will not correlate closely with changes in the market value of securities held by the Fund. To the extent that there is a lack of correlation, movements in the indexes underlying the options positions may result in losses to the Fund, which may more than offset any gains received by the Fund from options premiums. In these and other circumstances, the Fund may be required to sell portfolio securities to satisfy its obligations as the writer of an index call option, when it would not otherwise choose to do so, or may choose to sell portfolio securities to realize gains to supplement Fund distributions. Such sales would involve transaction costs borne by the Fund and may also result in realization of taxable capital gains, including short-term capital gains taxed at ordinary income tax rates, and may adversely impact the Fund's after-tax returns.

          There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position. Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both;
(iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or The Options Clearing Corporation (the "OCC") may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the OCC as a result of trades on that exchange would continue to be exercisable in accordance with their terms. In the event that the Fund were unable to close out a call option that it had written on a portfolio security, it would not be able to sell the underlying security unless the option expired without exercise. To the extent that the Fund owns unlisted (or "over-the-counter") options, the Fund's ability to terminate these options may be more limited than with exchange-traded options and may involve enhanced risk that counterparties participating in such transactions will not fulfill their obligations.

          The hours of trading for options may not conform to the hours during which the securities held by the Fund are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. Additionally, the exercise price of an option may be adjusted downward before the option's expiration as a result of the occurrence of certain corporate events affecting underlying securities, such as extraordinary dividends, stock splits, mergers or other extraordinary distributions or events. A reduction in the exercise price of an option might reduce the Fund's capital appreciation potential on underlying securities held by the Fund.

          The Fund's use of purchased put options on equity indexes as a hedging strategy would involve certain risks similar to those of written call options, including that the strategy may not work as intended due to a lack of correlation between changes in value of the index underlying the put option and changes in the market value of the Fund's portfolio securities. Further, a put option acquired by the Fund and not sold prior to expiration will expire worthless if the cash value of the index or market value of the underlying security at expiration exceeds the exercise price of the option, thereby causing the Fund to lose its entire investment in the option.

          The Fund's options transactions will be subject to limitations established by each of the exchanges, boards of trade or other trading facilities on which the options are traded. These limitations govern the maximum number of options in each class which may be written or purchased by a single investor or group of investors acting in concert, regardless of whether the options are written or purchased on the same or different exchanges, boards of trade or other trading facilities or are held or written in one or more accounts or through one or more brokers. Thus, the number of options which the Fund may write or purchase may be affected by options written or purchased by other investment advisory clients of the Sub-Adviser. An exchange, board of trade or other trading facility may order the liquidation of positions found to be in excess of these limits, and it may impose other sanctions.

          Other Derivatives Risk. Derivatives are subject to a number of risks such as liquidity risk, equity securities risk, issuer risk, interest rate risk, credit risk, leveraging risk, counterparty risk, management risk and, if applicable, medium and smaller company risk. They also involve the risk of mispricing or improper valuation, the risk of ambiguous documentation and the risk that changes in the value of a derivative may not correlate perfectly with an underlying asset, interest rate or index. Suitable derivative transactions may not be available in all circumstances and there can be no assurance that the Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial. The use of derivatives transactions may result in losses greater than if they had not been used, may require the Fund to sell or purchase portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Fund can realize on an investment or may cause the Fund to hold a security that it might otherwise sell. Additionally, amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to derivatives transactions are not otherwise available to the Fund for investment purposes.

          Proposed legislation regarding regulation of the financial sector could change the way in which derivative instruments are regulated and/or traded. Among the legislative proposals are requirements that derivative instruments be traded on regulated exchanges and cleared through central clearinghouses, limitations on derivative trading by certain financial institutions, reporting of derivatives transactions, regulation of derivatives dealers and imposition of additional collateral requirements. There can be no assurance Such regulation, if enacted, may impact the availability, liquidity and cost of derivative instruments. There can be no assurance that such legislation or regulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to achieve its investment objective.

          The Fund may enter into derivatives transactions that may in certain circumstances produce effects similar to leverage and expose the Fund to related risks. See "Leverage Risk" below.

          Counterparty Risk. The Fund will be subject to risk with respect to the counterparties to the derivative contracts purchased or sold by the Fund. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in these circumstances.

          Financial Leverage Risk. Use of financial leverage creates an opportunity for increased income and capital appreciation but, at the same time, creates special risks. There can be no assurance that a leveraging strategy will be utilized or will be successful. Financial leverage is a speculative technique that exposes the Fund to greater risk and increased costs than if it were not implemented. Increases and decreases in the value of the Fund's portfolio will be magnified when the Fund uses financial leverage. As a result, financial leverage may cause greater changes in the Fund's net asset value and returns than if financial leverage had not been used. The Fund will also have to pay interest on its indebtedness, if any, which may reduce the Fund's return. This interest expense may be greater than the

Fund's return on the underlying investment, which would negatively affect the performance of the Fund.

          During the time in which the Fund is utilizing financial leverage, the amount of the fees paid to the Adviser and the Sub-Adviser for investment advisory services will be higher than if the Fund did not utilize financial leverage because the fees paid will be calculated based on the Fund's Managed Assets, including proceeds of financial leverage. This may create a conflict of interest between the Adviser and the Sub-Adviser and common shareholders. Common shareholders bear the portion of the investment advisory fee attributable to the assets purchased with the proceeds of financial leverage, which means that common shareholders effectively bear the entire advisory fee. In order to manage this conflict of interest, any use of financial leverage must be approved by the Board of Trustees and the Board of Trustees will receive regular reports from the Adviser and the Sub-Adviser regarding the Fund's use of financial leverage and the effect of financial leverage on the management of the Fund's portfolio and the performance of the Fund.

          Reverse repurchase agreements involve the risks that the interest income earned on the investment of the proceeds will be less than the interest expense and Fund expenses, that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to repurchase such securities and that the securities may not be returned to the Fund.

          Medium and Smaller Company Risk. The general risks associated with the types of securities in which the Fund invests are particularly pronounced for securities issued by companies with medium and smaller market capitalizations. These companies may have limited product lines, markets or financial resources or they may depend on a few key employees. As a result, they may be subject to greater levels of credit, market and issuer risk. Securities of medium and smaller companies may trade less frequently and in lesser volume than more widely held securities and their values may fluctuate more sharply than other securities.

          Foreign Investment Risk. Investments in securities of foreign issuers involve special risks. For example, the value of these investments may decline in response to unfavorable political and legal developments, unreliable or untimely information, or economic and financial instability. There may be less publicly available information about a foreign company than a U.S. company. Foreign companies are not generally subject to uniform accounting, auditing and financial standards and requirements comparable to those standards applicable to U.S. companies. Foreign securities exchanges, brokers and listed companies may be subject to less government supervision and regulation than exists in the United States. Dividend and interest income may be subject to withholding and other foreign taxes, which may adversely affect the net return on such investments. There may be difficulty in obtaining or enforcing a court judgment abroad. In addition, it may be difficult to effect repatriation of capital invested in certain countries. In addition, with respect to certain countries, there are risks of expropriation, confiscatory taxation, political or social instability or diplomatic developments that could affect assets of the Fund held in foreign countries. Foreign securities markets may have substantially less volume than U.S. securities markets and some foreign company securities are less liquid than securities of otherwise comparable U.S. companies. Foreign markets also have different clearance and settlement procedures that could cause the Fund to encounter difficulties in purchasing and selling securities on such markets and may result in the Fund missing attractive investment opportunities or experiencing loss. In addition, a portfolio that includes foreign securities can expect to have a higher expense ratio because of the increased transaction costs on non-U.S. securities markets and the increased costs of maintaining the custody of foreign securities. Similar foreign investment risks may apply to futures contracts and other derivative instruments in which the Fund invests that trade on foreign exchanges. The value of derivative and other instruments denominated in or that pay revenues in foreign currencies may fluctuate based on changes in the value of those currencies relative to the U.S. dollar, and a decline in applicable foreign exchange rates could reduce the value of such instruments held by the Fund. Foreign settlement procedures also may involve additional risks.

          ADRs are receipts issued by United States banks or trust companies in respect of securities of foreign issuers held on deposit for use in the United States securities markets. While ADRs may not necessarily be denominated in the same currency as the securities into which they may be converted, many of the risks associated with foreign securities may also apply to ADRs. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts, or to pass through to them any voting rights with respect to the deposited securities.

          Inflation/Deflation Risk. Inflation risk is the risk that the value of assets or income from the Fund's investments will be worth less in the future as inflation decreases the value of payments at future dates. As inflation increases, the real value of the Fund's portfolio could decline. Deflation risk is the risk that prices throughout the economy decline over time. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund's portfolio.

          Management Risk. The Fund is subject to management risk because it has an actively managed portfolio. The Sub-Adviser will apply investment techniques and risk analysis in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results. The Fund will invest in securities that the Sub-Adviser believes are undervalued or mispriced as a result of recent economic events, such as market dislocations, the inability of other investors to evaluate risk and forced selling. If the Sub-Adviser's perception of the value of a security is incorrect, your investment in the Fund may lose value.

          Portfolio Turnover Risk. The Fund's annual portfolio turnover rate may vary greatly from year to year. Portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. A higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund. High portfolio turnover may result in an increased realization of net short-term capital gains by the Fund which, when distributed to shareholders, will be taxable as ordinary income. Additionally, in a declining market, portfolio turnover may create realized capital losses.

          Recent Market Developments. Global financial markets have experienced periods of unprecedented turmoil. The debt and equity capital markets in the United States were negatively impacted by significant write-offs in the financial services sector relating to subprime mortgages and the re-pricing of credit risk in the broader market, among other things. These events, along with the deterioration of the housing market, the failure of major financial institutions and the concerns that other financial institutions as well as the global financial system were also experiencing severe economic distress materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial firms in particular. These events contributed to severe market volatility and caused severe liquidity strains in the credit markets. Volatile financial markets can expose the Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Fund. The third and fourth quarters of 2009 witnessed more stabilized economic activity as expectations for an economic recovery increased. However, risks to a robust resumption of growth persist: a weak consumer weighed down by too much debt and increasing joblessness, the growing size of the federal budget deficit and national debt, and the threat of inflation. A return to unfavorable economic conditions or sustained economic slowdown may place downward pressure on equity markets, which in turn, may adversely affect the Fund. The current financial market situation, as well as various social, political, and psychological tensions in the United States and around the world, may continue to contribute to increased market volatility, may have long-term effects on the U.S. and worldwide financial markets; and may cause further economic uncertainties or deterioration in the United States and worldwide. The prolonged continuation or further deterioration of the current U.S. and global economic downturn could adversely impact the Fund's portfolio. The Sub-Adviser does not know how long the financial markets will continue to be affected by these events and cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets in the Fund's portfolio.

          Government Intervention in Financial Markets. The instability in the financial markets discussed above has led the U.S. Government to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. Federal, state, and other governments, their regulatory agencies, or self regulatory organizations may take actions that affect the regulation of the instruments in which the Fund invests, or the issuers of such instruments, in ways that are unforeseeable. Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The long-term implications of government ownership and disposition of these assets are unclear, and may have positive or negative effects on the liquidity, valuation and performance of the Fund's portfolio holdings.

          Legislation Risk. At any time after the date hereof, legislation may be enacted that could negatively affect the assets of the Fund or the issuers of such assets. Changing approaches to regulation may have a negative impact on the Fund entities in which the Fund invests. Legislation or regulation may also change the way in which the Fund itself is regulated. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to achieve its investment objective.

          Market Disruption and Geopolitical Risk. The aftermath of the war in Iraq and the continuing occupation of Iraq, instability in the Middle East and terrorist attacks in the United States and around the world have contributed to increased market volatility, may have long-term effects on the U.S. and worldwide financial markets and may cause further economic uncertainties or deterioration in the United States and worldwide. The Adviser and Sub-Adviser do not know how long the financial markets will continue to be affected by these events and cannot predict the effects of these or similar events in the future on the U.S. and global economies and securities markets.

MANAGEMENT OF THE FUND

          The portfolio management personnel of the Sub-Adviser who are primarily responsible for the day-to-day management of the Fund's portfolio are: Robert Daviduk, Managing Director and Senior Portfolio Manager of the Sub-Adviser; Jayson Flowers, Managing Director of the Sub-Adviser; Jamal Pesaran, Portfolio Sector Manager of the Sub-Adviser; Farhan Sharaff, Assistant Chief Investment Officer, Equities of the Sub-Adviser; and Scott Minerd, Chief Investment Officer of the Sub-Adviser. Robert Daviduk serves as the lead portfolio manager of the Fund. The portfolio management personnel primarily responsible for the day-to-day management of the Fund's portfolio are supported by a team of equity analysts and risk managers.

          Robert Daviduk. Bob Daviduk is a Managing Director and Senior Portfolio Manager in the fixed-income group at Guggenheim and has over 25 years of portfolio management experience. He is a member of the Portfolio Construction Group and is the lead portfolio manager for several client portfolios. Prior to joining Guggenheim in 2006, Mr. Daviduk was a Partner and COO at Global Fixed-Income Partners, LLC (2005-2006), a money manager and hedge fund. At Wells Capital Management (2002-2005), Mr. Daviduk was a Managing Director and headed several investment teams responsible for the management of $25 billion of fixed income assets across a full range of durations, asset classes and credit qualities. Before that, Mr. Daviduk was a Senior Vice President at Banc of America Capital

          The following is a summary of the experience, qualifications, attributes and skills of each Trustee that support the conclusion, as of the date of this proxy statement, that each Trustee should serve as a Trustee in light of the Fund's business and structure. References to the qualifications, attributes and skills of Trustees do not constitute holding out of the Board or any Trustee as having any special expertise.

          Matthew J. Appelstein. Mr. Appelstein has served as a Trustee of the Fund and another fund in the Claymore Fund Complex since 2005. Through his service as a Trustee of the Fund, his service on other public company boards, including other investment company boards, his experience as Executive Vice President of Old Mutual Asset Management, an investment services company, and his prior experience, including Senior Vice President of Fidelity Management Trust Company, also an investment services company, Mr. Appelstein is experienced in financial, investment, technology and regulatory matters.

          Randall C. Barnes. Mr. Barnes has served as a Trustee of the Fund and other funds in the Claymore fund complex since 2003. Mr. Barnes also serves on the board of certain Claymore sponsored Canadian funds. Through his service as a Trustee of the Fund and as chairman of the Audit Committee, employment experience as President of Pizza Hut International and as Treasurer of PepsiCo, Inc., and his personal investment experience, Mr. Barnes is experienced in financial, accounting, regulatory and investment matters.

          Steven D. Cosler. Mr. Cosler has served as a Trustee of the Fund and another fund in the Claymore Fund Complex since 2005. Through his service as a Trustee of the Fund, his service on other public and private company boards, and his prior experience, including President and Chief Executive Officer of Priority Healthcare Corporation, Mr. Cosler is experienced in financial, investment and regulatory matters.

          Robert M. Hamje. Mr. Hamje has served as a Trustee of the Fund and another fund in the Claymore Fund Complex since 2004. Through his service as a Trustee of the Fund, his service on other public company boards, including funds in another investment company complex, and his prior experience, including President and Chief Investment Officer of TRW Investment Management Company, Mr. Hamje is experienced in financial, investment and regulatory matters.

          L. Kent Moore. Mr. Moore has served as a Trustee of the Fund and another fund in the Claymore Fund Complex since 2004. Through his service as a Trustee of the Fund and funds in another investment company complex and his experience as an analyst, portfolio manager and principal at both Janus Capital and Marsico Capital Management, Mr. Moore is experienced in financial, investment and regulatory matters.

          Ronald A. Nyberg. Mr. Nyberg has served as a Trustee of the Fund and other funds in the Claymore Fund Complex since 2003. Through his service as a Trustee of the Fund and as chairman of the Nominating & Governance Committee, his professional training and experience as an attorney and partner of a law firm,

                                       34